SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2008

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR ANNOUNCES NEW TRAPANI BASE

REVERSES PLANS FOR FORLI BASE

1M PASSENGERS & 1,000 JOBS FOR TRAPANI

500,000 PASSENGERS & 500 JOBS LOST FOR FORLI

15,000 €10 SEATS FOR TRAVEL IN MAY

Ryanair, Europe's largest low fares airline, today (Thursday, 30th October 2008) announced that from May 2009 it will base two aircraft at Trapani and confirmed that it will not open a base at Forli after the airport withdrew the agreement it had reached with Ryanair. Despite the decision not to operate from Forli, Ryanair continues to grow strongly in Italy and the new Trapani base will create 2 new domestic and 3 new international routes to/from the island of Sicily. Ryanair also announced that it will increase the frequency on two existing, domestic (Rome and Milan) routes as it transfers the operation of seven existing routes to Trapani based aircraft.

Ryanair's new routes will connect Trapani with Paris (Beauvais), Brussels (Charleroi), Oslo (Torp), Venice (Treviso) and Turin. Existing routes to Rome (Ciampino) will increase to a twice daily frequency while Milan (Bergamo) will increase from four frequencies per week to become a daily service.

Ryanair will base 2 brand new Boeing 737-800 series aircraft at Trapani which will operate 15 routes to/from the Sicilian airport, deliver over 1million passengers p.a., sustaining 1,000 local jobs, and save visitors to/from Trapani more than €100m over the high fares and fuel surcharges presently levied by Alitalia. Tourism in Sicily will benefit hugely with over 400,000 extra visitors and an injection of €180 million into the local economy.

Ryanair confirmed that it will now not operate the 6 new domestic routes it had earlier announced from Forli, after the board of the airport withdrew the agreement they had reached with the airline. Ryanair expected to carry over 500,000 passengers to/from Forli in 2009, which would have created 500 new jobs and generated an €80M visitor spend in the Emilia-Romagna region, all of which will now be lost as Ryanair concentrates on growing routes and passengers to/ from its other Italian airports.  Ryanair's Forli routes were due to operate to/from Alghero, Bari, Cagliari, Lamezia, Olbia and Palermo from December. Passengers who were booked on these routes will receive a full refund.

To celebrate its new Trapani base and routes, Ryanair released 15,000 €10 (all inclusive) seats on their five new routes for travel in May 2009. These seats (which include all taxes and charges) are available for booking on www.ryanair.com until midnight Thursday, 6th November next.

Announcing their latest Italian expansion, Ryanair's Michael Cawley said:

"Trapani becomes Ryanair's latest Italian base at a time when Italy becomes Ryanair's second largest market after the UK.  This exciting development comes just one week after we announced two new bases in Sardinia and increased frequencies and routes in Rome, Milan and Bologna.  Ryanair is the No.1 international airline in Italy, carrying more international passengers to/from Italy than Alitalia.

"We very much regret the decision by the board of Forli airport to rescind  its agreement with Ryanair, but highlight that in the long term it will be passengers, the local economy and the airport that will lose out as we bring our guaranteed lowest airfares to other Italian airports and bases.  Ryanair will continue to grow its domestic operations in Italy, in a market where passengers have been ripped off for many years by Alitalia's high fares, fuel surcharges and strike ridden services. Only Ryanair guarantees the lowest fares and no fuel surcharges in Italy, which is why Ryanair continues to be the fastest growing and the largest airline carrying people to/from Italy.

"Ryanair's growth in Italy is all the more important now that Alitalia and Air One are merging to form a higher fare, fuel surcharging, domestic monopoly. Thanks to Ryanair's new bases, routes and frequencies, many more Italian consumers now have a real choice between Alitalia's high fare, fuel surcharging flights or Ryanair's lowest fare, no fuel surcharge flights. We remain confident that millions of Italian domestic passengers will continue to switch from Alitalia to Ryanair in the coming months and years".

RYANAIR'S ITALIAN EXPANSION
From	New Routes	Starts
Trapani	Oslo (Torp)	1 May
	Turin	1 May
	Venice (Treviso)	1 May
	Brussels (Charleroi)	2 May
	Paris (Beauvais)	2 May

Increased Freq
	Milan (Bergamo)	1 May
	Rome (Ciampino)	1 May

Ends.                                                  Thursday, 30th October 2008

For further information
please contact:

Stephen McNamara                         Pauline McAlester
Ryanair Ltd                                      Murray Consultants
Tel: +353-1-8121212                        Tel. +353-1-4980300

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date:  30 October 2008

By:___/s/ James Callaghan____

James Callaghan
Company Secretary & Finance Director